

April 15, 2015

Via E-mail
Eduardo E. Cordeiro
Chief Financial Officer
Cabot Corporation
Two Seaport Lane
Boston, MA 02210-2019

> **Re: Cabot Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed November 26, 2014**
> **File No. 1-5667**

Dear Mr. Cordeiro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business, page 3

Operations, page 9

1.   Please tell us if you have considered additional mining property disclosure pursuant to the Instructions to Item 102 of Regulation S-K. We generally consider additional Industry Guide 7 mining property disclosure to be necessary if the total asset value of the aggregate of all mining properties exceeds 10% of total assets. We consider mining properties to include properties used from the point of mineral extraction to the first point of sales. In your response, please tell us how you measure the materiality or significance of your mining properties. Based on your response, we may have additional comments.

Management's Discussion and Analysis…, page 30

2.   Please revise this section in future filings to include, if material, substantive disclosure on prospective developments and strategies that may affect your company. Your current disclosure on page 36 contains a list of factors that broadly affect your segments, but there is no disclosure addressing management's views about the trends and uncertainties that you reasonably expect will have a material impact on your operations. We note that in an earnings call on October 29, 2014, management expressed expectations for a number of items including oil prices, global macroeconomic conditions, raw materials, currency fluctuations and end market demand for each of your segments. In the future, to the extent material, please enhance your discussion of any particular trends, events or uncertainties that you expect may have a material impact on your operations. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne Baker, Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief